                                                     ---------------------------
                                                     |      OMB APPROVAL       |
                          UNITED STATES              ---------------------------
                SECURITIES AND EXCHANGE COMMISSION   |OMB Number: 3235-0145    |
                     Washington, D.C. 20549          |Expires: October 31, 2002|
                                                     |Estimated average burden |
                                                     |Hours per response 14.90 |
                          SCHEDULE 13D               ---------------------------

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*

                              BALSAM VENTURES, INC.
________________________________________________________________________________
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)

                                   05882Q 10 1
                     ______________________________________
                                 (CUSIP Number)

                                  JOHN BOSCHERT
                       810 Peace Portal Drive, Suite 200,
                                Blaine, WA  98230

                                  604-484-2985
________________________________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  July 4, 2002
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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CUSIP No. 05882Q 10 1
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1.     Names of Reporting Persons     JOHN BOSCHERT
       I.R.S. Identification Nos. of above persons (entities only).:

--------------------------------------------------------------------------------

2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)
(a)     [_]
(b)     [_]

--------------------------------------------------------------------------------

3.     SEC  Use  Only:

--------------------------------------------------------------------------------

4.     Source  of  Funds  (See  Instruction):     PF

--------------------------------------------------------------------------------

5.     Check  if  Disclosure  of Legal Proceedings is Required Pursuant to Items
       2(d)  or  2(e):     N/A

--------------------------------------------------------------------------------

6.     Citizenship  or  Place  of  Organization:     CANADA

--------------------------------------------------------------------------------

Number  of  Shares  Beneficially  by  Owned  by  Each  Reporting  Person  With:

7.     Sole Voting Power:             10,000,000 SHARES

       ________________________________________________________________________

8.     Shared Voting Power:           NOT APPLICABLE

       ________________________________________________________________________

9.     Sole Dispositive Power:        10,000,000 SHARES

       _______________________________________________________________________

10.    Shared Dispositive Power:      NOT APPLICABLE

       _______________________________________________________________________

11.     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person:
        10,000,000  SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

        NOT  APPLICABLE

13.     Percent  of  Class  Represented  by  Amount  in  Row  (11):  49.5%

______________________________________________________________________________

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CUSIP No. 05882Q 10 1
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14.     Type  of  Reporting  Person  (See  Instructions):          IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


ITEM  1.          SECURITY  AND  ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the "Shares"), of Balsam Ventures, Inc., a Nevada Corporation (the "Company"). The principal executive offices of the Company are located at 810 Peace Portal Drive, Suite 200, Blaine, WA 98230.

ITEM  2.          IDENTITY  AND  BACKGROUND

A.   Name  of  Person  filing  this  Statement:

     JOHN  BOSCHERT  (the  "Holder")

B.   Residence  or  Business  Address:

     The business address of Mr. Boschert is 810 Peace Portal Drive, Suite 200, Blaine, WA 98230.

C.   Present  Principal  Occupation  and  Employment:

     Mr. Boschert is the president of the Company. Mr. Boschert was appointed as president of the Company on July 4, 2002. Mr. Boschert has been the president of QinCom Networks Inc. since 2000. Mr. Boschert has worked for Universal Domains Incorporated as a consultant since 1998 and director since 2000 and was involved with the daily operations of Prime Time Foods and President of Primo's Mexican Specialties. Prior to joining Universal Domains Incorporated, Mr. Boschert worked in the investor relations department for Harbour Pacific Capital Ltd. from 1997 to 1998. During the period from 1993 to 1997, Mr. Boschert was a managing partner of Concept Restaurants Ltd., a Vancouver based company, which owned and operated a number of restaurants in British Columbia. Mr. Boschert received his diploma in business administration from Langara Community College in 1989.

D. Mr. Boschert has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E. Mr. Boschert has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.   Citizenship:  Mr.  Boschert  is  a  citizen  of  Canada.

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CUSIP No. 05882Q 10 1
--------------------------------------------------------------------------------

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

Mr. John Boschert acquired 10,000,000 shares of common stock of the Company from Mr. Robert Smith, the secretary, treasurer and a director of the Company, on July 4, 2002 for an aggregate purchase price of $42,000. The purchase of the shares of common stock by Mr. Boschert from Mr. Smith was consummated in a private transaction and the consideration for the acquisition has been paid from the personal funds of Mr. Boschert.

ITEM  4.     PURPOSE  OF  TRANSACTION

On July 4, 2002, Mr. John Boschert, as purchaser, and Mr. Robert Smith, as seller and secretary, treasurer and a director of the Company, entered into a stock purchase agreement (the "Stock Purchase Agreement") pursuant to which Mr. Boschert has acquired 10,000,000 shares of our common stock (representing approximately 49.5% of the outstanding shares of our common stock) for an aggregate purchase price of $42,000. The purchase of the shares of common stock by Mr. Boschert from Mr. Smith was consummated in a private transaction and Mr. Boschert may now be considered to be in "control" the Company. As contemplated by the Stock Purchase Agreement, Mr. Smith resigned as president of the Company and Mr. Boschert was appointed president of the Company. Mr. Smith will resign as secretary, treasurer and a director of the Company, Mr. Boschert will remain as the sole director of the Company and will have the authority to appoint our executive officers to fill the vacancies of Mr. Smith's offices. The changes to the Company's board of directors and executive officers are anticipated to be effective ten days after the delivery of the Company's Schedule 14f Information Statement to the Company's shareholders. This date is anticipated to be July 18, 2002.

The purpose or purposes of the acquisition of the Shares by Mr. Boschert was for investment purposes. Mr. Boschert is the president of the company. Depending on market conditions and other factors, Mr. Boschert may acquire additional shares of the Company's common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Boschert also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Boschert does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

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CUSIP No. 05882Q 10 1
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ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

A. As of July 4, 2002, the Holder holds beneficially the following securities of the Company:

Title of Security     Amount               Percentage of Shares of Common Stock*
-----------------     ----------           -------------------------------------
Common Stock          10,000,000  Shares          49.5%
-----------------     ----------           -------------------------------------
*calculated  in  accordance  with  Rule  13d-3

B. The Holder has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose or to direct the disposition of the Shares held by him.

C. The Holder has effected sales of an aggregate of 87,000 of the Company's securities during the 60 days prior to the date of this report. The details of which are as follows:


--------------------------------------------------------------------------------
                                                                   Where and
                                          Amount of                How the
Identity of Person Who     Date of        Securities    Price per  Transaction
Effected the Transaction   Transaction    Involved      Share      Was Effected
--------------------------------------------------------------------------------
JOHN BOSCHERT              June 19, 2002  65,000 shares  $1.2475   Effected
810 Peace Portal Drive,                                            through the
Suite 200                                                          facilities
Blaine, WA  98230                                                  of the OTC
                                                                   Bulletin
                                                                   Board
--------------------------------------------------------------------------------
JOHN BOSCHERT              June 24, 2002   6,000 shares  $  1.31   Effected
810 Peace Portal Drive,                                            through the
Suite 200                                                          facilities
Blaine, WA  98230                                                  of the OTC
                                                                   Bulletin
                                                                   Board
--------------------------------------------------------------------------------
JOHN BOSCHERT              June 24, 2002   5,000 shares  $  1.30   Effected
810 Peace Portal Drive,                                            through the
Suite 200                                                          facilities
Blaine, WA  98230                                                  of the OTC
                                                                   Bulletin
                                                                   Board
--------------------------------------------------------------------------------
JOHN BOSCHERT              July 2, 2002   11,000 shares  $  1.21   Effected
810 Peace Portal Drive,                                            through the
Suite 200                                                          facilities
Blaine, WA  98230                                                  of the OTC
                                                                   Bulletin
                                                                   Board
--------------------------------------------------------------------------------


D.   Not  Applicable.

E.   Not  Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM  7.          MATERIAL  TO  BE  FILED  AS  EXHIBITS.

Stock Transfer Agreement dated July 4, 2002 between Robert Smith and John Boschert.

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CUSIP No. 05882Q 10 1
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   July 16, 2002
                                   _________________________________________
                                   Date

                                   /s/ John Boschert
                                   _________________________________________
                                   Signature

                                   JOHN BOSCHERT
                                   _________________________________________
                                   Name/Title



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